Filed by BBX Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BBX Capital Corporation

Commission File No.: 001-13133

File No. of Related Registration Statement: 333-213282

BBX CAPITAL CORPORATION AND BFC FINANCIAL CORPORATION

ANNOUNCE THAT LEADING INDEPENDENT PROXY ADVISORY FIRMS ISS AND

GLASS LEWIS RECOMMEND VOTE “FOR” THE MERGER

FORT LAUDERDALE, Florida – December 7, 2016 – BBX Capital Corporation (“BBX Capital” or “BBX”) (NYSE: BBX) and BFC Financial Corporation (“BFC Financial” or “BFC”) (OTCQB: BFCF) announced today that leading independent proxy advisory firms Institutional Shareholder Services Inc. (ISS) and Glass, Lewis & Co., LLC (Glass Lewis) have both recommended that BBX shareholders vote “FOR” the proposal to approve the Agreement and Plan of Merger providing for the acquisition of BBX by BFC. Under the terms of the merger agreement, which is being submitted to a vote at a special meeting of BBX shareholders to be held on December 15, 2016, BBX shareholders will have the right to receive, in consideration for each share of BBX Capital’s Class A Common Stock that they own at the effective time of the merger, at their election, $20.00 in cash, without interest, or 5.4 shares of BFC’s Class A Common Stock.

In its recommendation, ISS stated, among other things, that1: “As of Nov. 30, 2016, the merger consideration represents a premium of 31.4 percent to BBX unaffected price and a 16 percent to BBX’s 3-year unaffected median P/TBV multiple. Furthermore, the merger will simplify the current ownership structure into one combined company and create potential efficiencies and savings, including reduced legal, accounting and audit fees and other costs associated with operating and maintaining multiple public companies. In light of these factors, a vote FOR is warranted.”

In its recommendation, Glass Lewis stated, among other things, that1: “Overall, we find that the proposed transaction is strategically logical and financially reasonable from the perspective of BBX and its shareholders. Based on these factors and the support of the special committee and the full board, we believe the proposed transaction is in the best interests of shareholders.”

Commenting on the proxy advisors’ reports, Jarett S. Levan, President and Acting Chairman and Chief Executive Officer of BBX, noted, “The ISS and Glass Lewis recommendations are consistent with our view that the proposed merger of BFC and BBX is in the best interests of shareholders. The board of directors of BBX Capital reminds shareholders that they recommend that BBX’s shareholders vote “FOR” the approval of the merger agreement.”

Consummation of the merger is subject to certain conditions, including approval of the merger agreement by BBX’s shareholders generally and by the holders of a majority of the shares of BBX’s Class A Common Stock voted on the merger agreement other than those voted by BFC and its affiliates. Shareholders of BBX who do not vote in favor of the merger and who comply with the other requirements of Florida law with respect to appraisal rights will be entitled to appraisal rights in connection with the merger. However, unless waived by BFC, the merger is conditioned on holders of not more than 150,000 shares of BBX’s Class A Common Stock exercising appraisal rights. In addition, unless waived by BFC and BBX Capital, it is a condition to closing the merger that any litigation or threatened litigation against the companies or their affiliates relating to the merger shall be resolved to the satisfaction of the companies or the holders of at least 2,250,000 shares of BBX Capital’s Class A Common Stock shall execute a waiver and release irrevocably waiving the right to participate in, or receive any proceeds from, any shareholder class action lawsuit relating to the merger and releasing the companies and their affiliates from any claims arising out of the merger agreement other than with respect to appraisal rights or the right to receive the merger consideration. The merger is not subject to a financing condition.

Additional Information and Where to Find it:

In connection with the proposed merger, BFC filed with the SEC a Registration Statement on Form S-4 that includes a prospectus of BFC and a proxy statement of BBX Capital. The Registration Statement on Form S-4 was declared effective by the SEC on November 4, 2016. On or about November 9, 2016, BBX Capital commenced mailing of the proxy statement/prospectus to its shareholders. BFC and BBX Capital may also file other documents with the SEC regarding the proposed merger. Investors and shareholders are advised to read the Registration Statement on Form S-4, the proxy statement/prospectus and any other documents filed with the SEC in connection with the proposed merger because they contain important information. Investors and shareholders may obtain a copy of the proxy statement/prospectus and other documents filed with the SEC containing information about BFC and BBX Capital free-of-charge from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by BFC are available free-of-charge on BFC’s website at www.bfcfinancial.com, under the “Investor Relations” tab, or by written request to BFC Financial Corporation, 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Investor Relations, or by phone at 954-940-4900. Copies of documents filed with the SEC by BBX Capital are available free-of-charge on BBX Capital’s website at www.bbxcapital.com, under the “Investor Relations” tab, or by written request to BBX Capital Corporation, 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Investor Relations, or by phone at 954-940-4000.

BFC, BBX Capital and certain of their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from BBX Capital’s shareholders in connection with the proposed merger. Information about the directors and executive officers of BFC and BBX Capital is set forth in the proxy statement/prospectus. In addition, information about the directors and executive officers of BFC is contained in BFC’s Definitive Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 28, 2016, and information about the directors and executive officers of BBX Capital is contained in BBX Capital’s Definitive Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 25, 2016. These documents can be obtained free-of-charge from the sources indicated above.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction where such an offer or solicitation is unlawful. Any such offer will be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

About BBX Capital Corporation:

BBX Capital (NYSE: BBX) is involved in the acquisition, ownership and management of joint ventures and investments in real estate and real estate development projects, as well as acquisitions, investments and management of middle market operating businesses. In addition, BBX Capital and its controlling shareholder, BFC Financial Corporation, have a 46% and 54% respective ownership interest in Bluegreen Corporation. As a result of their ownership interests, BBX Capital and BFC together own 100% of Bluegreen. As of September 30, 2016, BBX Capital had total consolidated assets of $407.2 million, shareholders’ equity attributable to BBX Capital of $356.1 million, and total consolidated equity of $358.0 million. BBX Capital’s book value per share at September 30, 2016 was $21.43.

About BFC Financial Corporation:

BFC (OTCQB: BFCF; BFCFB) is a holding company whose principal holdings include an 82% ownership interest in BBX Capital Corporation (NYSE: BBX) and its indirect ownership interest in Bluegreen Corporation. BFC owns a 54% equity interest in Woodbridge, the parent company of Bluegreen. BBX Capital owns the remaining 46% equity interest in Woodbridge. As of September 30, 2016, BFC had total consolidated assets of $1.4 billion, shareholders’ equity attributable to BFC of $400.6 million, and total consolidated equity of $508.7 million. BFC’s book value per share at September 30, 2016 was $4.70.

About Bluegreen Corporation:

Founded in 1966 and headquartered in Boca Raton, FL, Bluegreen is a sales, marketing and resort management company, focused on the vacation ownership industry and pursuing a capital-light business strategy. Bluegreen manages, markets and sells the Bluegreen Vacation Club, a flexible, points-based, deeded vacation ownership plan with more than 200,000 owners, 66 owned or managed resorts, and access to more than 4,500 resorts worldwide. Bluegreen also offers a portfolio of comprehensive, turnkey, fee-based services, including resort management services, financial services, and sales and marketing services, to or on behalf of third parties.

For further information, please visit our family of companies:

BBX Capital: www.BBXCapital.com

BFC Financial Corporation: www.BFCFinancial.com

Bluegreen Corporation: www.BluegreenVacations.com

BFC Financial and BBX Capital Contact Info:

Investor Relations:

Leo Hinkley

954-940-4994

Email: LHinkley@BFCFinancial.com

Media Contact:

Kip Hunter Marketing, 954-765-1329

Aimee Adler/ Jodi Goldstein

Email: aimee@kiphuntermarketing.com, jodi@kiphuntermarketing.com

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This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. The forward looking statements in this press release are also forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and involve substantial risks and uncertainties. These risks and uncertainties include, but are not limited to, those relating to the proposed merger described in this press release, the potential benefits of the merger, including, without limitation, that the simplification of BFC’s corporate structure and/or the efficiencies expected to result from the merger may not be realized, and that the conditions to closing the merger may not be satisfied or that the merger may not otherwise be consummated on the contemplated terms, when expected or at all. Reference is also made to the risks and uncertainties detailed in reports filed by BFC and BBX with the SEC, including the “Risk Factors” sections thereof, which may be viewed on the SEC’s website at www.sec.gov . The companies caution that the foregoing factors are not exclusive.

[1]	Permission to use quotation neither sought nor obtained.